Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                            February 12, 2003


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - OSI Pharmaceuticals, Inc.

..



  Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                            Sincerely,



                                                            Jeffrey A. Ruiz





Enclosures

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                              (Amendment No. *)


                        OSI Pharmaceuticals, Inc.
                 ---------------------------------------
                               NAME OF ISSUER:


                       Common Stock ($0.001 Par Value)
                   ---------------------------------------
                        TITLE OF CLASS OF SECURITIES

                                671040103
                   ---------------------------------------
                                CUSIP NUMBER


                              December 31, 2002
                   ---------------------------------------
           (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:

             [X]  Rule 13d-1(b)

             [  ] Rule 13d-1(c)

             [  ] Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG *

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (A) [ ] (B) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     1,733,253
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  1,814,890
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           4,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,818,890

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.0%

12. TYPE OF REPORTING PERSON

         HC, CO


*   In accordance with Securities Exchange Act Release No. 39538 (January 12,
    1998), this filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Investment Management Americas Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (A) [ ] (B) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     21,300
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  17,300
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           4,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,300

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.1 %

12. TYPE OF REPORTING PERSON

         IA, CO

1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Trust Company Americas

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (A) [ ] (B) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     176,923
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                    0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  262,560
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                            0

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         262,560

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.7 %

12. TYPE OF REPORTING PERSON

         BK, CO

1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         DeAM Germany

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (A) [ ] (B) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     49,400
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  49,400
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,400

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.1 %

12. TYPE OF REPORTING PERSON

         IC, CO

1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Asset Management Europe GmbH

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (A) [ ] (B) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     1,485,630
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  1,485,630
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,485,630

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        4.1 %

12. TYPE OF REPORTING PERSON

         IC, CO

Item 1(a).        Name of Issuer:
                  OSI Pharmaceuticals, Inc. ("the Issuer")


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is:

                  106 Charles Lindbergh Blvd. Uniondale, NY 11553

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is:

                           Taunusanlage 12, D-60325
                           Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of the
                          Act;

                 (b) [ x ] Bank as defined in section 3(a)(6) of the
                     Act; - Deutsche Bank Trust Company Americas


                 (c) [ ]Insurance Company as defined in section 3(a)(19)
                     of the Act;

                 (d) [ x ] Investment Company registered under section 8
                     of the Investment Company Act of 1940; - DeAM Germany - Deutsche Asset Management Europe GmbH


                 (e) [ x ] An investment adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E);
                      - Deutsche Investment Management Americas Inc.


                 (f) [ ] An employee benefit plan, or endowment fund in
                     accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [x ] parent holding company or control person in
                     accordance with Rule 13d-1 (b)(1)(ii)(G); -
                     Deutsche Bank AG

                 (h) [ ] A savings association as defined in section
                     3(b) of the Federal Deposit Insurance Act;

                 (i) [ ] A church plan that is excluded from the
                     definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j) [ ] Group, in accordance with Rule 13d-1
                     (b)(1)(ii)(J).

Item 4.           Ownership.
           (a) Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

           (b)    Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

           (c)    Number of shares as to which such person has:

                          (i) sole power to vote or to direct the vote:

                           The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii) shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                           The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                           The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                                 Not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Subsidiary                         Item 3 Classification
                  ------------------                -----------------------

                  Deutsche Investment Management
                  Americas Inc.                        Investment Advisor

                  Deutsche Bank Trust Company
                  Americas                              Bank

                  DeAM Germany                          Investment Company

                  Deutsche Asset Management
                  Europe GmbH                           Investment Company


Item 8.           Identification and Classification of Members of the Group.

                                 Not applicable.

Item 9.           Notice of Dissolution of Group.

                                 Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/12/03

                                                   DEUTSCHE BANK AG


                                                By: /s/ Jeffrey A. Ruiz
                                                Name: Jeffrey A. Ruiz
                                                Title: Vice President


                                                By: /s/ Margaret M. Adams
                                                Name: Margaret M. Adams
                                                Title: Director

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 2/12/03


                              DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.


                                        By: /s/ William G. Butterly III
                                        Name: William G. Butterly III
                                        Title: Secretary

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/12/03


                                            DEUTSCHE BANK TRUST COMPANY AMERICAS


                                            By: /s/ James T. Byrne, Jr.
                                            Name: James T. Byrne, Jr.
                                            Title: Secretary

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 2/12/03


                                    DEUTSCHE ASSET MANAGEMENT EUROPE GMBH



                                    By: /s/  Michaela Bundschuh
                                    Name:  Michaela Bundschuh
                                    Title:    Global Head of Position Monitoring



                                    By: /s/  Susan Seidel
                                    Name:  Susan Seidel
                                    Title:    Vice President

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: 2/12/03


                                    DEAM GERMANY



                                    By: /s/  Michaela Bundschuh
                                    Name:  Michaela Bundschuh
                                    Title:   Global Head of Position Monitoring


                                    By: /s/  Susan Seidel
                                    Name:  Susan Seidel
                                    Title:    Vice President